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                           October 21, 2022

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed October 3,
2022
                                                            File No. 333-256881

       Dear Haijun Wang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form F-1 filed October 5,
2022

       Our Summary Consolidated Financial Data and Operating Data
       Selected Quarterly Results of Operations, page 20

   1. Please revise your registration statement to provide context for the preliminary key operating data for the
three months ended September 30, 2022 disclosed on pages 20 and
                                                        21, including ADR and
RevPAR, by providing an indication of profitability during the same period that would
balance your disclosure.
 Haijun Wang
FirstName  LastNameHaijun   Wang
Atour Lifestyle Holdings Limited
Comapany
October 21,NameAtour
            2022       Lifestyle Holdings Limited
October
Page 2 21, 2022 Page 2
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Li He, Esq.